UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Tecogen Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87876P201

(CUSIP Number)

May 18, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

___________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87876P201

1	NAME OF REPORTING PERSON Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 241,807 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 241,807 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,807 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.98%
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	On May 18, 2017, American DG Energy Inc. (“ADGE”). merged with and into Tecogen Inc (“TGEN”). Pursuant to the terms of the merger agreement, shareholders of ADGE received 0.092 TGEN shares for every 1 ADGE shares to be effective as of May 19, 2017. As such, Frost Gamma Investments Trust delivered out 2,628,334 shares of ADGE and received 241,807 shares of TGEN.

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CUSIP No. 87876P201

Item 1(a).	Name of Issuer:

Tecogen Inc., formerly known as American DG Energy Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

45 First Avenue, Waltham, MA 02451

Item 2(a).	Name of Person Filing:

Frost Gamma Investments Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence:

4400 Biscayne Blvd., Miami, FL 33137

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

87876P201

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 241,807 shares of Tecogen Inc. common stock, par value $0.001 per share (“TGEN Common Stock”).

(b)	Percent of class: 0.98% (based on 24,724,392 shares of TGEN Common Stock outstanding as of October 31, 2017, as reported in the Company’s Form 10-Q filed on November 9, 2017.)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	241,807

(ii)	Shared power to vote or direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	241,807

(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

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Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2018

FROST GAMMA INVESTMENTS TRUST

By: Phillip Frost, M.D. / Trustee

(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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